VIA FACSIMILE AND U.S. MAIL


June 21, 2005

Charles A. Hasper
Chief Financial Officer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Quarter Ended March 31, 2005
      File No. 1-11376

Dear Mr. Hasper:

      We have reviewed your letter dated June 9, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. These revisions may be included in your future filings, including your interim filings where applicable.

Consolidated Statements of Stockholders` Equity, page F-10

2. We have reviewed your response to comment six from our letter dated
May 25, 2005. It is unclear from your response whether you intend to revise your disclosure to include accumulated balances for each classification of accumulated other comprehensive income or to continue your current practice of disclosing only the components of changes. Please advise.
Statement of Cash Flows, page F-11

3. We have read your response to comment seven from our letter dated
May 25, 2005. Although we understand your explanation with respect to the classification of restricted cash flows associated with your senior loan facility, it is unclear why activity related to performance bonds and advance payment guarantees would not be properly classified as operating cash flows. Please provide us with additional explanation, including references to authoritative literature where appropriate, to help us understand the basis for your presentation.
Please refer to paragraph 18 of SFAS 95.

Note H - Goodwill, page F-23

4. We have read your response to comment 14 from our letter dated
May
25, 2005. Please provide us with a copy of your December 31, 2004 discounted cash flow and goodwill impairment analyses for the environmental safety, and software training and simulation segments.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant at
(202)
551-3741, if you have questions regarding comments on the financial statements and related matters.
						Sincerely,



	Rufus Decker
      	Accounting Branch Chief

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Mr. Charles A. Hasper
June 21, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE